04002469

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 32476

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EASTLAKE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, 7TH FLOOR
(No. and Street)

NEW YORK, N.Y. 10169
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MURRAY KOPPELMAN 212-350-4660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE VALLEY STREAM, N.Y. 11580
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2004
WASH. D.C.
160

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MURRAY KOPPELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EASTLAKE SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

-NO EXCEPTIONS-

DONNA SLACKMAN
Notary Public, State of New York
No. 01SL4738835
County
2005

Donna Slackman
Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EASTLAKE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2003

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
EASTLAKE SECURITIES, INC.

CONTENTS

GLASSER & HAIMS, PC
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, NY 11580

(516) 568-2700 - FAX (516) 568-2911
gandh@eurekamail.net

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Directors of
Eastlake Securities, Inc.

We have audited the financial statements of Eastlake Securities, Inc. for the year ended December 31, 2003 and have issued our report thereon dated February 16, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Eastlake Securities, inc., that we considered relevant to the objectives stated in Rule 17a5(g), (i) in making the periodic computations of net capital and aggregate indebtedness under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure, procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the degree of compliance with them may deteriorate, or the effectiveness of their design and operation may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Eastlake Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

In addition, our review indicated that Eastlake Securities, Inc. was in compliance with the conditions of exemptions from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2003 and no facts came to our attention to indicate that such conditions had not be complied with during the period.

This report recognizes that it is not practicable in an organization the size of Eastlake Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Very truly yours,

GLASSER & HAIMS, P.C.
Certified Public Accountants

Valley Stream, New York
February 18, 2004

EASTLAKE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:		
Cash in Bank	$ 52,986	
United States Government obligations (Note 1)	1,014,437	
Other Debt Securities (Note 1)	191,309	
Securities owned - at market value (Note 1)	256,244	
Due from Broker	1,152,978	$2,667,954
OTHER ASSETS:		
Furniture, equipment and improvements - net of depreciation and amortization of $55,396 (Note 1)	$ 12,613	
Investments in non-publicly or readily traded entities (Note 1)	483,792	
Accrued receivables	53,072	
Other assets & receivables	101,592	
Note receivable	20,000	671,069
TOTAL ASSETS		$3,339,023

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses and other liabilities	$ 65,736	
Securities sold short - at market value (Note 1)	131,808	$ 197,544
CONTINGENCIES (Note 3)		
STOCKHOLDER'S EQUITY:		
Common Stock $.01 par value, authorized 1000 shares; issued 100 shares; outstanding 65 shares	$ 1	
Additional paid-in capital	1,199,999	
Retained earnings	4,296,346	
Treasury stock, 35 shares - at cost (Note 4)	(2,354,867)	3,141,479
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$3,339,023

THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

EASTLAKE SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		
Commissions		$ 252,520
Net dealer inventory and investment activity (Note 1)		361,411
Interest and dividends		169,295
Rentals		49,334
Total Revenues		832,560
EXPENSES		
Compensation (Note 5)	$ 67,000	
Communication	25,477	
Occupancy	81,232	
Professional fees	70,760	
Taxes other than on income	5,333	
Depreciation	5,321	
General and administrative	93,474	
Total Expenses		348,597
INCOME BEFORE TAXES		483,963
Federal	$ 8,300	
State and Local Taxes	9,224	(17,524)
NET INCOME		$ 466,439

THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

EASTLAKE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	TOTAL STOCKHOLDER'S EQUITY	COMMON STOCK	ADDITION PAID-IN	RETAINED EARNINGS	TREASURY STOCK
Stockholder's Equity - January 1, 2003	$ 2,675,040	$ 1	$ 1,199,999	$ 3,829,907	($ 2,354,867)
Net Income for the Period	466,439	-	-	466,439	-
Stockholder's Equity - December 31, 2003	$ 3,141,479	$ 1	$ 1,199,999	$ 4,296,346	($ 2,354,867)

THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

EASTLAKE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 466,439
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash items included in net income:		
Depreciation and amortization	$ 5,321	
Decrease in U.S. government obligations	428,514	
Decrease in other debt securities	66,179	
Increase in securities owned	(163,279)	
Increase in due from broker	(698,188)	
Increase in furniture & equipment	(5,965)	
Increase in investments in non-publicly on readily Traded entities	(302,682)	
Decrease in accrued receivables	31,342	
Increase in other assets & receivables	(101,592)	
Decrease in note receivable	16,171	
Increase in accrued expenses payable	35,705	
Increase in securitis sold short	131,808	
Total Adjustments		(556,666)
Net Increase in Cash		(90,227)
Cash at Beginning Year		143,213
Cash at End of Year		$ 52,986

THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. SIGNIFICANT ACCOUNTING POLICIES

A. Transactions in securities and related commission revenue and expense are recorded on a trade date basis. Securities owned or sold but not yet purchased, if any, are valued at quoted market values with the resulting unrealized gains and losses reflected in operations.

B. Depreciation of furniture and equipment is provided using various methods over the estimated useful lives of such assets.

C. The Company's investments in non-publicly or readily traded entities have been stated at fair value as determined by the Board of Directors of the Company, in good faith after using all relevant information. These value do not necessarily represent amounts which might ultimately be realized upon sale or other disposition of the investments. The above entities are valued at $483,792.

D. Eastlake Securities, Inc. (the "Company") is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from Rule 15c3-3. All securities trasactions are cleared through a clearing broker.

E. Securities sold but not yet purchased, if any, represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation, where applicable, to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1 requiring its net capital, as defined, to be at least the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003 the Company had net capital of $2,387,893 which exceede drequirements of $100,000 by $2,287,893.

3. CONTINGENCIES

There is no pending or contemplated material litigation in which claim has been made against the Company which is considered a material loss contingency.

The Company is obligated under a lease for office facilities commencing September 12, 2002 and ending on September 12, 2004. The lease contains the usual escaltion clauses for taxes and operating costs.

4. RELATED PARTY TRANSACTIONS

During a prior fiscal year the Company agreed to buy back 20 shares of common stock of the Company, which were previously acquired by two shareholders who were officers of the Company, and 15 shares owned by related parties of the principal shareholder. The acquisition price was $2,354,867.

5. EMPLOYEE PROFIT SHARING PLAN

The Company termianted its profit sharing plan during a prior fiscal period. No liability exists in connection with the terminated plan.

A copy of the Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the Company's office and the New York Regional Office of the Commission.

COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2003

CREDITS		
Stockholder's equity		$3,141,479
DEBITS		
Non-allowable assets:		
Furniture and equipment (net)	$ 12,613	
Investments in non-publicly or readily traded entities	483,792	
Accrued receivables	53,072	
Other assets & receivables	101,592	
Note receivable	20,000	
Total Debits		(671,069)
BROKER-DEALER BLANKET BOND DEDUCTIBLE		(10,000)
Tentative Net Capital		2,460,410
HAIRCUTS ON SECURITIES POSITIONS		(72,517)
Net Capital		2,387,893
MINIMUM NET CAPITAL REQUIREMENT: (The greater of $100,000 or 6 2/3% of aggregate indebtedness of $65,736		(100,000)
Net Capital in excess of requirement		$2,287,893
Ratio of aggregate indebtedness to net capital		.02753

AGGREGATE INDEBTEDNESS

Accrued expenses and other liabilities - net	$ 65,736

The difference between excess net capital shown in the above computation and the excess net capital of $2,305,075 shown in the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing is due to the following:

Accrued taxes payable	$ 16,600
Haircuts	583
Rounding	(1)
	$ 17,182

THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

GLASSER & HAIMS, PC
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, NY 11580

(516) 568-2700 - FAX (516) 568-2911
gandh@eurekamail.net

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

INDEPENDENT AUDITORS' REPORT

To the Directors of
Eastlake Securities, Inc.

We have audited the statement of financial condition of Eastlake Securities, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. these financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eastlake Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles applied on a consistent basis.

As discussed in Note 1, the financial statements include investments in non-publicly or readily traded entities as of December 31, 2003, which have been valued at fair value as determined by the Board of Directors, in the absence of readily ascertainable market values. We have reviewed the procedures applied by the Directors in arriving at its estimate of value in such investments and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of the valuations, the Board of Directors' estimates of fair value may differ significantly from the value that would have been used had a ready market existed for the investments, and the differences may be material.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by a Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

GLASSER & HAIMS, C.P.A., P.C.

Valley Stream, New York
February 16, 2004